Stone Harbor Investment Funds

Stone Harbor Emerging Markets Income Fund

31 West 52nd Street, 16th Floor

New York, NY 10019

December 18, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Katherine Churko

Re: Stone Harbor Investment Funds (“SHIF”) (File No. 811-22037) and Stone Harbor Emerging Markets Income Fund (“EDF”) (File No. 811-22437) (together, the “Registrants”).

Dear Ms. Churko:

On November 30, 2015, you provided oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding SHIF’s and EDF’s annual reports (each, an “Annual Report”) and EDF’s semi-annual report (the “Semi-Annual Report” and, together with the Annual Reports, the “Reports”) for the periods ended as of the dates indicated parenthetically below:

•

Stone Harbor Investment Funds Annual Report (period ended May 31, 2015);

•

Stone Harbor Emerging Markets Income Fund Annual Report (period ended November 30, 2014); and

•

Stone Harbor Emerging Markets Income Fund Semi-Annual Report (period ended May 31, 2015).

You requested that written responses to the comments be provided via EDGAR correspondence.  Accordingly, the Staff’s comments on the Reports and the Registrants’ responses thereto are set forth below.

Stone Harbor Emerging Markets Income Fund and SHIF Emerging Markets Debt Fund (for purposes of these responses, each, a “Fund” and, collectively, the “Funds”)

1.

Comment: With respect to each Fund, the Management Discussion of Fund Performance in the Annual Reports should include additional disclosures on how derivatives affect performance in accordance with the letter from Barry Miller of the Division of Investment Management to the Investment Company Institute dated July 30, 2010 (the “ICI Letter”).

Response: Although we believe that the Annual Reports fairly present the material contributors and detractors to Fund performance, in future reports to shareholders the Funds will seek to provide additional disclosure about the impact of derivatives in the Management Discussion of Fund Performance as contemplated in the ICI Letter.

2.

Comment: Bank Loan Position - Explain supplementally (i) how the position was valued for purposes of the Reports, (ii) the reference to “future expected payments” in footnote 7 to the Schedule of Investments in the EDF Annual Report and Semi-Annual Report, (iii) the decrease in value from November 30, 2014 to May 31, 2015 and (iv) why quantitative information isn’t presented in footnote 1.

Response:

(i)

The bank loan position held by EDF at November 30, 2014 represented approximately 0.26% of the Fund’s net assets as of such date.  The bank loan position held by the SHIF Emerging Markets Debt Fund (“EMD”) is the same as EDF and represented approximately 0.01% of the Fund’s net assets.  Although in default, the security was valued using a price supplied by an independent pricing source.

(ii)

The expected payments language in footnote 7 for EDF and footnote 6 for EMD to the Schedule of Investments was meant to describe what we expect the respective Fund will receive through restructuring.  We will remove this disclosure in future reports.

(iii)

The value of the security was obtained from an independent pricing source.  We believe that the change in value was a result of market conditions.

(iv)

The security was designated as a Level 3 asset as a result of receiving a single broker quote.  Because an independent pricing service was used to value the security, we believe quantitative information was not required to be provided in footnote 1.

3.

Comment: Please explain supplementally the reference to the “Rate” disclosed for the PT Bakrie Brothers security held in EDF and EMD.

Response: The reference rate shown for PT Bakrie & Brothers TBK was the last rate available.  We recognize that the rate may not have been meaningful as footnotes to the Schedule of Investments disclose that the security is in default and is non-income producing.  We will remove the rate from future reports to the extent it is not relevant.

Stone Harbor Emerging Markets Income Fund and Stone Harbor Investment Funds (for purposes of this response, collectively, the “Funds”)

4.

Comment: For each security whose interest rate or coupon rate is tied to a “reference rate” (e.g., LIBOR), the reference rate should be disclosed.

Response: In future reports the Funds will disclose the reference rate for each security whose interest rate or coupon rate is tied to such a reference rate.

Certain series of Stone Harbor Investment Funds

5.

Comment: Did the SHIF Emerging Markets Debt Allocation Fund (for purposes of this response, the “Fund”) receive distributions in kind?  If so, please supplementally describe how this was disclosed.

Response: The Fund invests in other funds in the Stone Harbor family of funds.  The Fund has elected to receive distributions from those funds in additional shares in those funds rather than in cash.  The Statement of Assets and Liabilities in the SHIF Annual Report reports those investments under “Investments in affiliates” and the Statement of Operations in the SHIF Annual Report reports them under “Dividends from affiliated investment companies.”  For future reports we will add disclosure to the Investment Income footnote that income from affiliated funds will, under normal circumstances, be reinvested.

6.

Comment: The SHIF Stone Harbor Investment Grade Fund and SHIF Stone Harbor Strategic Income Fund (for purposes of this response, each, a “Fund”, and collectively, the “Funds”) both report a “Receivable from adviser.”  Explain supplementally what this relates to and when it was settled.

Response: The “receivable from advisor” amounts relate to the adviser’s agreement to waive fees or reimburse expenses to keep the Funds’ total expense ratio at or below a specified amount.  Reimbursements for expenses incurred through April, 2015 had been paid to the Funds prior to May 31, 2015, and the amounts reported at May 31 were established by the Fund Administrator in May.  The $13,308 and $25,263 receivables for the SHIF Stone Harbor Investment Grade Fund and the SHIF Stone Harbor Strategic Income Fund, respectively, were for additional expenses incurred by the Funds in May and were paid on December 2, 2015.

7.

Comment: The line graph for the SHIF Emerging Markets Debt Allocation Fund presents a blended index. The primary benchmark should be a broad based securities market index; a blended index may be used as a supplemental index.

Response: Future line graphs will use as the primary benchmark an unblended broad based securities market index.   If a blended index is used, it will be used as a secondary comparison.

On behalf of the Registrants, we acknowledge that (i) the SEC is not foreclosed from taking any action with respect to these filings; (ii) the SEC Staff’s review of these filings, under delegated authority, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in these filings; and (iii) the Registrants will not assert the SEC Staff’s review as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrants.

Please do not hesitate to call me at (212) 548-1084 if you have any questions or require additional information.

Best regards,

/s/ Thomas M. Reynolds

Thomas M. Reynolds

Cc:

Adam J. Shapiro, Esq.

Michael G. Doherty, Esq.

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